EXHIBIT 99.1

SEABRIDGE GOLD INC.

Seabridge Reports Contractor Fatality in Avalanche at KSM Project

October 24, 2012

TORONTO, CANADA: Seabridge Gold Inc. (TSX:SEA; NYSE:SA) (Seabridge) regrets to report the accidental death of one of its contractors yesterday, in an avalanche near Seabridge’s KSM Project located 65 kilometres northwest of Stewart, British Columbia.

“We are deeply saddened by the loss of our colleague, and extend our deepest condolences to the family and friends he leaves behind. This was a tragic event, and our thoughts and prayers are with them all at this difficult time,” said Rudi Fronk, Seabridge Gold’s Chairman and CEO.

The avalanche occurred just before 4 PM on October 23, 2012. Two experienced surveyors were working on a slope near the camp located at Sulphurets Creek when the avalanche occurred. One was able to get to safety; the other was swept into a gully and did not survive. A trained emergency rescue team was at the site of the accident within minutes.

“Seabridge’s top priority is the health and safety of all employees and contractors who work with us. To that end, we are working openly with the authorities investigating the accident,” continued Fronk. “We are also focused on providing support to those affected by this tragedy.”

Seabridge would like to thank all those involved in the emergency response operation.

About Seabridge Gold Inc.
Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For more information, visit www.seabridgegold.net.

For further information:
Rudi Fronk
416.367.9292